

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2011

Via E-mail
Michael A. Zahorik
Chief Executive Officer
Golden Opportunities Corporation
520 S. Snowmass Circle
Superior, Colorado 80027

> **Re: Golden Opportunities Corporation**
> **Form 10-K for the fiscal year ended January 31, 2011**
> **Filed April 27, 2011**
> **Form 10-Q/A for the fiscal period ended July 31, 2011**
> **Filed September 20, 2011**
> **File No. 0-51190**

Dear Mr. Zahorik:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 31, 2011

Item 9A. Controls and Procedures, page 12

1. Explain to us if management conducted an assessment of internal control over financial reporting as of January 31, 2011. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting. Refer to Item 308 of Regulation S-K.

2. In addition, please consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Exhibit 31

3. Revise your certifications to include the appropriate introductory language of paragraph 4 and the language of paragraphs 4(b), 4(c), and 4(d) of Item 601(b)(31) of Regulation S-K.

Forms 10-Q/A for the period ended July 31, 2011

Item 4. Controls and Procedures, page 4

4. We note you state your disclosure controls and procedures were effective for recording, processing, summarizing, and reporting information that is required to be disclosed within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive and chief financial officer, to allow timely decisions regarding required disclosure.   While the definition of disclosure controls and procedures is not required, if you start to define it, then the entire definition is required. See Exchange Act Rule 13a-15(e).

5. Please note that definition of disclosure controls and procedures is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Please revise the rule reference in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339 or me at (202) 551- 3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief